Exhibit 99.1

Kingsoft Cloud Announces New Board Appointment

BEIJING, CHINA, April 15, 2021 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced the appointment of Dr. Hangjun Ye as a member of the Board of Directors (the “Board”) and a member of the Compensation Committee of the Board, effective on April 15, 2021.

Dr. Hangjun Ye currently serves as the Chairman of the Technical Committee of Xiaomi Corporation (HKEx: 1810) (“Xiaomi”). He joined Xiaomi in 2012 and served as an engineering director from 2012 to 2019 and a general manager from 2019 to 2021. Before he joined Xiaomi, he was an engineering director at Tencent (HKEx: 0700) from 2010 to 2012. Prior to that, he was a senior software engineer at Google Inc. (NASDAQ: GOOG) from 2006 to 2010. From 2003 to 2006, he served as a staff R&D engineer at IBM (NYSE: IBM). Dr. Ye received his PhD and bachelor’s degree in computer science from Tsinghua University in 2003 and 1998, respectively.

The Company warmly welcomes Dr. Hangjun Ye to the Board. We believe he will bring a great breadth of experience and expertise that will have an immediate and positive impact on the Board. We look forward to working with him to drive the Company’s long-term growth.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergama

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com